P.O. Box 126
Hunt Valley, MD 21030-0126

JAMES H. PERRY
Vice President and
Chief Financial Officer
410-628-8786
410-683-6498 fax

October 13, 2005

Kate Tillan

Assistant Chief Accountant

Division Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:                            United Industrial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 16, 2005

Form 10-Q for the Quarterly Period Ended June 30, 2005

File No. 1-4252

Dear Ms. Tillan:

We have provided the following information in response to your comments of the Staff of the Securities and Exchange Commission in the letter to the Company dated August 22, 2005 so you may better understand our disclosure.

Comment 1

Form 10-K 12/31/04

Item 8. Financial Statements & Supplementary Data, page 48

Note 17.  Discontinued Transportation Operation, page 86

Please tell us in sufficient detail why you classified ETI within discontinued operations as of December 31, 2004 and June 30, 2005?  Refer to paragraphs 27 and 51 of SFAS 144.

United Industrial Corporation (“the Company”) treated its transportation segment (“Transportation”) including its investment in Electric Transit, Inc. (ETI), an unconsolidated investee, as a discontinued operation beginning in 2001. This designation was made in accordance with APB Opinion 30, Discontinued Operations of a Segment of a Business, pursuant to the Company’s plan to discontinue operations of its transportation business.

Statement of Financial Accounting Standard No.144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets was effective for financial statements issued for fiscal years beginning after December 15, 2001 or for the fiscal year beginning January 1, 2002 for United Industrial Corporation.  Since the Company committed to a plan to discontinue Transportation in 2001, under APB Opinion 30, we have continued to report the disposal of Transportation, including ETI, as discontinued operations.  The Company does not believe that paragraph 27 is applicable as the item was classified as a discontinued operation prior to the effective date of SFAS 144.  The Company believes that its accounting is in accordance with paragraph 51 of SFAS 144, as clarified by EITF Topic D-104.  Topic D-104 indicates, in pertinent part:

The FASB staff believes that the one-year limitation in paragraph 51 is not intended to apply to a segment that (1) will be abandoned through the liquidation or run-off of operations because the entity is obligated by regulation or contract to provide services after it ceases accepting all new business and (2) is being reported as a discontinued operation in accordance with Opinion 30 when Statement 144 is initially applied.  The accounting for such a segment should continue under Opinion 30 for the remaining run-off period.

Comment 2.

Note 18. Investments in Unconsolidated Investees, page 87

Please tell us why you began to record 100% of ETI’s losses in 2002.  Cite the accounting literature upon which you relied and explain how you applied that literature to your situation.

AAI Corporation (“AAI”), a wholly-owned subsidiary of the Company, owns 35% of ETI and Skoda, an unaffiliated Czech company, owns the remaining 65% of ETI.  During 2001, Skoda was declared bankrupt in the Czech Republic and has been unable to fund its obligations to ETI.  Because of (1) the apparent inability of Skoda to meet its financial obligations, (2) AAI’s contractual indemnification of the surety concerning certain of ETI’s performance criteria, and (3) AAI’s decision to provide additional financial support to ETI in order to meet those performance requirements, the Company began reporting 100% of ETI’s losses in discontinued operations beginning in 2002.  This accounting treatment is consistent with APB 18 and EITF D-68, which require the Company to continue to report losses up to the Company’s carrying amount including additional financial support made or committed to by the Company.

APB 18:  The Equity Method of Accounting for Investments in Common Stock, Paragraph 19(i).  “An investor’s share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor.  The investor ordinarily should discontinue applying the equity method when the investment (and net advances) is reduced to zero and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.  If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.”

EITF D-68:  Accounting by an Equity Method Investor for Investee Losses When the Investor has Loans to and Investments in Other Securities of an Investee.  “The FASB staff believes that Opinion 18 requires an equity method investor to continue to report losses up to the investor’s investment carrying amount, including any additional financial support made or committed to by the investor.”

Comment 2. (continued) Discuss your consideration of FIN 46(R).

Pursuant to Paragraph 5 and Paragraph 6 of FIN 46R, it was concluded that the equity at risk in ETI is not sufficient to permit the entity to finance its activities to complete certain contracts without additional subordinated support and that AAI had anticipated to absorb 100% of the expected losses.  In accordance with FIN 46R, AAI is the primary beneficiary and therefore would consolidate ETI for financial reporting purposes.

ETI has no significant assets or liabilities, other than those that would be eliminated in consolidation for financial reporting purposes and those related to completing the remaining contract.  Accordingly, the Company has concluded that, in accounting for 100% of the losses of ETI, including losses associated with contract wind-down, it has consolidated ETI in all material respects for financial reporting purposes.  Further, because the Company has recognized 100% of the losses of ETI in discontinued operations since 2002, there is no impact on the income statement.

Comment 2. (continued) Please also discuss why you did not include financial statements of ETI in your Form 10-K pursuant to Rule 3-09.

ETI was deemed insignificant for purposes of separate financial statement disclosure pursuant to Rule 3-09.  ETI’s total assets do not exceed 20% of UIC’s total assets.  ETI’s income before taxes does not exceed 20% of UIC’s income before taxes.  UIC’s investment in ETI does not exceed 20% of UIC’s total assets.

December 31, 2004

Amounts in thousands	UIC	20% of UIC	ETI
Total Assets	$420,328	$84,066	$778

Income before taxes	$39,902	$7,980	$2,321

Investment in ETI	$51,897

Comment 3.

Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 1.  Financial Statements, page 2

Consolidated Condensed Statements of Operations, page 3

3.  Tell us why you classified the gain on sale of property of $7,152,000 for the six months ended June 30, 2005 within non-operating income and expenses and not within your operating income.  Refer to paragraph 45 of SFAS 144.

We do not believe that paragraph 45 of SFAS 144 applies to this transaction.  SFAS 144 only specifies income statement display for impairment and disposal losses (or adjustments thereto for assets held for sale), and not realized gains.  In practice, some companies include gains on disposals on the same income statement line as impairment and disposal losses.  Others include gains below an operating income or similar subtotal in an “other income/expense” or similar income statement line.  We believe that there is diversity in practice as to how gains on sales are presented, particularly related to non-operating assets.

The Company treated the gain on sale of undeveloped property as part of income from continuing operations before income taxes, but did not include this gain as a component of operating income in order to enhance comparability of operating income across all periods presented.

The property sold consisted of 26 acres of undeveloped land adjacent to our Company’s headquarters in Hunt Valley, Maryland.  The property was acquired in 1960 and had a cost basis of approximately $400,000.  The Company believes it would be misleading to classify the gain on sale of this property as a component of operating income as the property sold was an empty parcel of land never used in the Company’s operations.

In connection with your comments after review of our Form-10-K for the Fiscal year Ended December 31, 2004 and Form 10-Q for the Quarterly Period Ended June 30, 2005, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James H. Perry

James H. Perry
Vice President and Chief Financial Officer

cc:         Frederick M. Strader

President and Chief Executive Officer